                                                                      EXHIBIT 11

                                                                     [BEST LOGO]

                                January 14, 2000

Dear Shareholder:

     We are pleased to report that Best Software, Inc. (the "Company") has entered into an agreement and plan of merger with The Sage Group plc, a corporation organized under the laws of England ("Parent"), and its wholly owned subsidiary Bobcat Acquisition Corp., a Virginia corporation ("Purchaser"), that provides for the acquisition of the Company by Parent at a price of $35.00 per share in cash. Under the terms of the proposed transaction, Purchaser is today commencing a cash tender offer for all outstanding shares of the Company's common stock at $35.00 per share. Following the successful completion of the tender offer, Purchaser will be merged with and into the Company and all shares not purchased by Purchaser in the tender offer will be converted into the right to receive $35.00 per share in cash in the merger.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS ACCEPTANCE OF THE TENDER OFFER AND APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF MERGER BY THE SHAREHOLDERS OF THE COMPANY.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated January 12, 2000 of Hambrecht & Quist LLC ("Chase H&Q"), financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $35.00 per share to be received by Company shareholders (other than Parent, Purchaser and their affiliates) in the offer and the merger was fair from a financial point of view to such shareholders.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Parent's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read carefully the enclosed materials, including Chase H&Q's opinion, which is attached to the
Schedule 14D-9.

     The management and directors of Best Software, Inc. thank you for the support you have given the Company.

                                          Sincerely,

                                          /S/ Timothy A Davenport

                                          Timothy A. Davenport
                                          Chairman of the Board, President
                                          and Chief Executive Officer